

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2014

Via E-mail
Christopher J. Paucek, CEO
2U, Inc.
8201 Corporate Drive, Suite 900
Landover, MD 20785

>   **Re: 2U, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed February 21, 2014**
>   **File No. 333-194079**

Dear Mr. Paucek:

    We have reviewed your registration statement and have the following comments.
References to prior comments are to those in our letter dated February 14, 2014.

General

1.   We will contact you to discuss your cover page graphics.

Risk Factors

"Our financial performance depends heavily…," page 15

2.   We note your response to prior comment 1.   Please tell us what consideration was given
    to disclosing the number of international students currently enrolled in your programs in
    this risk factor, under the applicable bullet point.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Platform Revenue Retention Rate, page 51

3.   We have reviewed your response to prior comment 4. Please expand your disclosure to
    clarify, as noted in your response, that there is no correlation between the platform
    revenue retention rate and the number of programs included in the calculation of that rate
    and that the number of programs can increase while the retention rate declines.

Principal and Selling Stockholders, page 122

4.   Please tell us in your response letter if any of the selling shareholders are affiliates of
    broker-dealers. If so, tells us whether they acquired the securities to be resold in the

ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Notes to Consolidated Financial Statements

Note 16. Subsequent Events, page F-31

5.   We note your table on page 68 that you granted options on January 30, 2014. Please update your footnote disclosures to include these options granted. Refer to FASB ASC 260-10-50-2.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551- 3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Brent B. Siler, Esq.
        Cooley LLP